UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
LASERSCOPE

(Name of Subject Company)
LASERSCOPE

(Name of Persons Filing Statement)
Common Stock, no par value

(Title of Class of Securities)
518081104

(CUSIP Number of Class of Securities)
Peter Hadrovic
Vice President, Legal Affairs and Business Development,
General Counsel and Secretary
Laserscope
3070 Orchard Drive
San Jose, California 95143-2011
(408) 943-0636

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
with copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5830
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 14, 2006 (“Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Kermit Merger Corp. (“Purchaser”), a California corporation and an indirect, wholly owned subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), to purchase for cash all of the issued and outstanding shares of common stock, no par value (the “Shares”), of Laserscope, a California corporation (“Laserscope”), at a price of $31.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by Purchaser and AMS with the Securities and Exchange Commission on June 14, 2006. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.
     This Amendment No. 1 makes certain changes to Items 3, 4, 8 and 9 of the Schedule 14D-9 and should be read in conjunction with the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     As of June 27, 2006, employees of Laserscope holding vested options to purchase an aggregate of 344,196 Shares had entered into Retention Agreements and, as a result, agreed to refrain from exercising any options (other than expiring options) to purchase Shares that they hold at any time prior to the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
Background of the Offer
     The second and third paragraphs under this caption are revised to read in their entirety as follows (new text is underlined):
     In mid-January 2006, Goldman Sachs, at Laserscope’s direction, contacted eight companies (including AMS) operating in the medical device industry with a view to gauging their interest in a possible acquisition of Laserscope. Each company was selected for contact based on various attributes, including the nature of its business, the possible benefits to that business afforded by a transaction with Laserscope, the likelihood that such company could complete a transaction reasonably promptly and the degree of competitive or business risk associated with contacting such company. Each was informed that Laserscope was evaluating a range of strategic options aimed at maximizing shareholder value, including a potential sale of Laserscope. Each also was informed that Laserscope was focused on ensuring discretion, confidentiality and quickly ascertaining if there was a genuine strategic interest in Laserscope. Finally, each was informed that if it desired to move forward, it would be allowed to meet with senior management of Laserscope following execution of a confidentiality agreement. Following each of these contacts, Goldman Sachs sent to each company contacted a document describing Laserscope’s business and management team and setting forth certain investment considerations, financial information and other information about Laserscope. Subsequently, during late January and February of 2006, five of these companies (including AMS) expressed an interest in following-up on the invitation extended on Laserscope’s behalf by Goldman Sachs, and three of these companies (including AMS on February 16, 2006) signed confidentiality agreements with Laserscope and thereafter held meetings with, and received presentations from, Laserscope’s senior management.
     On January 26, 2006, the Board of Directors held a special meeting. Representatives of Goldman Sachs reviewed for the Board the process followed by Goldman Sachs in contacting, on behalf of Laserscope, potential strategic partners. Representatives of Goldman Sachs also summarized the specific feedback provided by each company contacted by Goldman Sachs earlier in the month. Goldman Sachs discussed the possibility of expanding the group of potential strategic partners to be contacted and also of exploring a potential divestiture of Laserscope’s aesthetics business to a third party. Management then discussed with the Board the competitive and business risks associated with the companies already contacted as well as the additional potential companies to be contacted. After in-depth discussion, the Board instructed management and representatives of Goldman Sachs to expand the group of potential strategic partners to be contacted by Goldman Sachs and to hold confidential informational meetings with those who expressed an interest in continuing in the process currently underway. This expanded group consisted of additional companies operating in the medical device industry that might have an interest in acquiring Laserscope due to the nature of their business and the opportunity presented by a possible transaction with Laserscope. The Board also authorized management and representatives of Goldman Sachs to explore a potential divestiture of Laserscope’s aesthetics business.
Reasons for the Recommendation of the Board
     The third bullet point under “Factors Relating to the Transaction Generally” is revised to read in its entirety as follows (new text is underlined):
•	The Board considered Laserscope’s financial plan for selling its various product lines in various countries across the globe and the assumptions underlying such plan (including current and potential conditions in the industries in which Laserscope’s businesses operate in various countries) and the risks involved in achieving the plan’s goals. The Board considered specifically:
•	Laserscope’s need to successfully price and sell the GreenLight HPS™ laser system and related fiber optic delivery device;

•	The effects of public and private payer reimbursement both domestically and internationally on sales of its products, especially the GreenLight PV® and GreenLight HPS laser systems and related fiber optic delivery devices;

•	Laserscope’s ability to sustain favorable pricing of GreenLight fiber optic delivery devices;

•	The importance of certain international markets to sales of Laserscope’s GreenLight products, especially the Japanese market, Laserscope’s projections for the GreenLight HPS laser system, and progress on Laserscope’s attempt to gain regulatory approval to market the GreenLight HPS laser system in foreign countries (which Laserscope hopes will be received in Japan before the end of 2007, but understands may not be obtained within this time frame or at all);

•	The cost and execution risk of expanding Laserscope’s direct distribution channels on a worldwide basis; and

•	New products Laserscope plans to introduce in 2006 and 2007, including but not limited to, the GreenLight HPS ™ laser system, products to treat urinary stones, bladder tumors and strictures, the likelihood of their introduction and the likelihood of market acceptance of such products.
     The disclosure in the first full paragraph on page 24 of the Schedule 14D-9 under the caption “Reasons for the Recommendation of the Board — Opinion of Laserscope’s Financial Advisor — Illustrative Discounted Cash Flow Analysis” is revised to read in its entirety as follows (new text is underlined):
     "Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Laserscope using Laserscope’s management forecasts. Goldman Sachs calculated indications of net present value of estimated free cash flows for Laserscope for the years 2006 through 2011 using discount rates ranging from 12.0% to 14.0%. Goldman Sachs determined the discount rate range based upon an analysis of the estimated cost of capital of Laserscope, which analysis considered, among other factors, historical rates of return for publicly-traded common stocks, risks inherent in the medical device industry, and specific risks associated with the continuing operations of Laserscope on a stand-alone basis. In addition, Goldman Sachs took under consideration the quantification of these risks by analyzing estimated betas from Barra and Bloomberg for Laserscope and the comparable companies. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2011 based on multiples ranging from 9.0x 2011E EBITDA to 13.0x 2011E EBITDA. The range of multiples was chosen based on enterprise value as a multiple of 2007E EBITDA, as projected by Laserscope management and IBES consensus estimates for Laserscope, and Wall Street research analyst projections and IBES consensus estimates for the comparable companies. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12.0% to 14.0%. In addition, Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2011 based on perpetuity growth rates ranging from 4.0% to 6.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12.0% to 14.0%. The following table presents the results of this analysis:”
     The disclosure in the first full paragraph on page 25 of the Schedule 14D-9 under the caption “Reasons for the Recommendation of the Board — Opinion of Laserscope’s Financial Advisor — Selected Transactions Analysis” is revised to read in its entirety as follows (new text is underlined):
     “For each of the selected transactions, Goldman Sachs calculated and compared levered aggregate consideration, which is the equity value of the transaction plus net debt, as a multiple of latest twelve months, or LTM, revenues, levered aggregate consideration as a multiple of LTM EBIT, and premium paid based on the closing stock price of the target four weeks prior to the announcement of each transaction. Of the 18 selected transactions listed above, 10 transactions involved aggregate consideration consisting entirely of cash (two of which included earn-out structures), five transactions involved aggregate consideration consisting entirely of acquiror stock, and three transactions involved aggregate consideration consisting of a mixture of cash and acquiror stock. These 18 selected transactions ranged in size (based on the aggregate consideration payable to selling shareholders) from $44 million to $3.3 billion, with five of such transactions exceeding $1.0 billion. The following tables present the results of this analysis:”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
Regulatory Approvals
     Antitrust Compliance
     On June 15, 2006, AMS and Laserscope each filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. The filings were subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, this waiting period expired at 11:59 p.m., New York City time, on June 30, 2006. Neither the DOJ nor the FTC extended the waiting period by requesting additional information or documentary material from AMS or Laserscope. Under the Merger Agreement, Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. Because this 15-day waiting period expired, this condition to accepting for payment Shares tendered pursuant to the Offer has been satisfied.

Litigation
     The plaintiffs and the named defendants in the Shareholder Actions have held settlement discussions, although no settlement has been reached. Based on these discussions, Laserscope determined to provide certain of the additional information contained in this Amendment No. 1 to Schedule 14D-9.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 5, 2006

By:	/s/ Peter Hadrovic
	Name:	Peter Hadrovic
	Title:	Vice President, Legal Affairs and Business Development, General Counsel and Secretary

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